Exhibit 5.1

November 15, 2013

Sirius XM Holdings Inc.

1221 Avenue of the Americas

New York, NY 10020

Ladies and Gentlemen:

I am General Counsel of Sirius XM Holdings Inc., a Delaware corporation (the “Company”). This letter is being delivered in connection with the Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement on Form S-8 (File No. 333-152574) (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), originally filed by Sirius XM Radio Inc., a Delaware corporation (the “Predecessor Registrant” f/k/a Sirius Satellite Radio Inc.), relating to the registration by the Predecessor Registrant of shares of common stock, par value $0.001 per share (the “Predecessor Common Stock”), of the Predecessor Registrant, issuable pursuant to the XM Satellite Radio Holdings Inc. 2007 Stock Incentive Plan, XM Satellite Radio Holdings Inc. 1998 Shares Award Plan and XM Satellite Radio Holdings Inc. Talent Option Plan (the “Predecessor Plans”).

The Company became the successor to the Predecessor Registrant on November 15, 2013 for purposes of Rule 414 under the Securities Act as a result of the merger (the “Merger”) of the Predecessor Registrant with the Company’s wholly owned subsidiary, Sirius XM Merger Sub Inc., a Delaware corporation (the “Merger Sub”), with the Predecessor Registrant being the surviving corporation. Upon effectiveness of the Merger, the separate corporate existence of Merger Sub ceased and the Predecessor Registrant became a direct, wholly owned subsidiary of the Company. In connection with the Merger, the Company assumed and adopted the Predecessor Plans and as a result, shares of Holdings Common Stock (as defined below) are issuable pursuant thereto.

The Registration Statement, as amended by the Post-Effective Amendment, relates to the offering and sale by the Company of certain shares of the Company’s common stock, par value $0.001 per share (“Holdings Common Stock”), issuable pursuant to the Predecessor Plans.

I have examined the Registration Statement, the Post-Effective Amendment and the Predecessor Plans. I also have examined the originals or duplicates or certified or conformed copies of such records, agreements, documents and other instruments and have made such other investigations as I have deemed relevant and necessary in connection with the opinions expressed herein. In rendering the opinions below, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to the original documents of all documents submitted to me as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications and limitations stated herein, I am of the opinion that the shares of Holdings Common Stock have been duly authorized for issuance under the Predecessor Plans and, upon their issuance and delivery in accordance with the Predecessor Plans, will be validly issued, fully paid and non-assessable.

I do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). I am not admitted to practice in the State of Delaware.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Post-Effective Amendment.

Very truly yours,

Patrick L. Donnelly, Esq.
Executive Vice President,
General Counsel and Secretary